UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of the earliest event reported): May 10, 2017

BECTON, DICKINSON AND COMPANY
(Exact name of registrant as specified in its charter)

New Jersey	001-4802	22-0760120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Becton Drive Franklin Lakes, New Jersey	07417-1880
(Address of principal executive offices)	(Zip Code)

(201) 847-6800
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company          ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act
☐

Item 1.01 Entry into a Material Definitive Agreement.

Term Loan Facility

On May 12, 2017, Becton, Dickinson and Company (the “Company”) entered into a Three-Year Term Loan Agreement (the “Term Loan Agreement”), by and among the Company, as borrower, Citibank, N.A., as administrative agent (the “Administrative Agent”), and the lenders and issuers of letters of credit party thereto that provides for a $2.25 billion term loan facility (the “Term Loan Facility”). Proceeds of the Term Loan Facility may be used only to pay for (i) a portion of the cash consideration due in connection with the Company’s previously announced and currently pending acquisition of C. R. Bard, Inc., a New Jersey corporation (“Bard”), pursuant to an agreement and plan of merger, dated April 23, 2017, by and among the Company, Bard and Lambda Corp., a New Jersey corporation and wholly owned subsidiary of the Company (the “Merger”), and the financing transactions associated with the Merger (together with the Merger, the “Transactions”) and (ii) the fees and expenses associated with the Transactions.

Under the Term Loan Agreement, Citibank, N.A. will act as administrative agent; Citigroup Global Markets Inc., The Bank of Tokyo-Mitsubishi Ufj, Ltd., BNP Paribas Securities Corp. and JPMorgan Chase Bank, N.A. will act as joint lead arrangers and joint bookrunners; The Bank of Tokyo-Mitsubishi Ufj, Ltd., BNP Paribas Securities Corp. and JPMorgan Chase Bank, N.A. will act as syndication agents; and Barclays Bank PLC, Morgan Stanley Senior Funding Inc., Wells Fargo National Association and The Bank of Nova Scotia will act as documentation agents.

The Term Loan Facility will be unsecured. The loans under the Term Loan Facility will have an interest rate equal to either the Eurodollar rate, plus a margin of 112.5 to 200 basis points, or a base rate, plus a margin of 12.5 to 100 basis points. The applicable margin will be determined based on the credit ratings of the Company’s then-current long-term senior unsecured, unguaranteed debt securities.

The covenants in the Term Loan Agreement are the same as those in the Company’s existing Five Year Credit Facility (the “Existing Credit Facility”), dated as of January 29, 2016, by and among the Company, Citibank, N.A., as administrative agent, and the lenders party thereto. The financial covenants in the Term Loan Agreement require the Company to have (i) a ratio of consolidated EBITDA (as defined in the Term Loan Agreement) to interest expense of not less than 4.00:1.00 as of the last day of each fiscal quarter and (ii) a ratio of Debt (as defined in the Term Loan Agreement) to EBITDA of no more than, as of the last day of each fiscal quarter following the closing of the Term Loan Facility, (1) 6.00:1:00 from the closing of the Term Loan Facility until and including the first fiscal quarter ended thereafter, (2) 5.75:1.00 for the subsequent four fiscal quarters thereafter, (3) 5.25:1.00 for the subsequent four fiscal quarters thereafter and (4) 4.50:1.00 thereafter. The Term Loan Agreement also contains covenants that restrict the Company in respect of, among other things, mergers and consolidations, sales of all or substantially all assets, incurrence of liens, change in nature of business and transactions with affiliates. The Term Loan Agreement is subject to acceleration upon the occurrence of an event of default, including cross-default with regard to indebtedness of the Company or its subsidiaries in excess of $200 million in the aggregate; failure to make a payment on other indebtedness of the Company or its subsidiaries in an aggregate principal outstanding amount of at least $200 million; change of control (as defined in the Term Loan Agreement); entry of judgment or order to pay of $200 million or more which is not stayed; the occurrence of certain Employee Retirement Income Security Act of 1974 or bankruptcy events; failure to make payments under the Term Loan Facility when due; breach of representations and warranties or covenants under the Term Loan Facility; and invalidity of loan documents.

Borrowing under the Term Loan Agreement is subject to certain conditions precedent, including, among other conditions, the consummation of the Merger in accordance with the Merger Agreement; the absence since December 31, 2016 of undisclosed Bard material adverse effects (as defined in the Term Loan Agreement); the delivery of certain information, including financial information, to the Administrative Agent; the accuracy of certain representations and warranties; and the absence of certain defaults or events of default. The loans under the Term Loan Facility will be due and payable within three years of borrowing.

The descriptions of the provisions of the Term Loan Agreement are summary in nature and are qualified in their entirety by reference to the full and complete terms of the Term Loan Agreement, which is filed herewith as Exhibit 10.1.

Some of the agents and lenders under the Term Loan Agreement and certain of their affiliates have engaged, and in the future may engage, in investment banking transactions, including securities offerings, and in general financing and commercial banking transactions with, and the provision of services to, the Company and its affiliates in the ordinary course of business and otherwise for which they have received, and will in the future receive, customary fees.

Revolving Credit Facility

On May 12, 2017, the Company entered into a Credit Agreement (the “Credit Agreement”) with Citibank, N.A., as administrative agent, and the lenders named in the Credit Agreement.

The effectiveness of commitments under the Credit Agreement is subject to certain conditions precedent, including, among other conditions, the consummation of the Merger in accordance with the Merger Agreement; the absence since December 31, 2016 of undisclosed Bard material adverse effects (as defined in the Credit Agreement); the delivery of certain information, including financial information, to the Administrative Agent; and the termination of the Existing Credit Agreement.

The Credit Agreement is a senior unsecured revolving credit facility that provides the Company with $2.25 billion of financing, including a $100 million letter of credit subfacility, and expires in May 2022. The credit facility provides that the Company may, subject to additional commitments made by the lenders, access up to an additional $500 million of financing through the facility, for a maximum aggregate commitment under the facility of up to $2.75 billion. Borrowings under the credit facility may be used for general corporate purposes and to redeem, repurchase or defease Bard’s existing 1.375% notes due 2018. Interest rates on borrowings under the Credit Agreement will be based on prevailing interest rates and the Company’s credit ratings, as described in the Credit Agreement. The Credit Agreement contains customary representations and affirmative and negative covenants. The financial covenants in the Credit Agreement require the Company to have (i) a ratio of consolidated EBITDA (as defined in the Credit Agreement) to interest expense of not less than 4.00:1.00 as of the last day of each fiscal quarter and (ii) a ratio of Debt (as defined in the Term Loan Agreement) to EBITDA of no more than, as of the last day of each fiscal quarter following the closing of the Term Loan Facility, (1) 6.00:1:00 from the effective date of the Term Loan Facility until and including the first fiscal quarter ended thereafter, (2) 5.75:1.00 for the subsequent four fiscal quarters thereafter, (3) 5.25:1.00 for the subsequent four fiscal quarters thereafter, (4) 4.50:1.00 for the subsequent four fiscal quarters thereafter, (5) 4.00:1.00 for the subsequent four fiscal quarters thereafter and (6) 3.75:1.00 thereafter. The Credit Agreement also contains customary events of default (including non-payment of principal or interest and breaches of covenants). If any event of default occurs and is not cured within the applicable grace period, the outstanding loans under the facility may be accelerated by lenders holding a majority of the commitments under the Credit Agreement and the lenders’ commitments under the Credit Agreement may be terminated.

The descriptions of the provisions of the Credit Agreement are summary in nature and are qualified in their entirety by reference to the full and complete terms of the Credit Agreement, which is filed herewith as Exhibit 10.2.

Some of the agents and lenders under the Credit Agreement and certain of their affiliates have engaged, and in the future may engage, in investment banking transactions, including securities offerings, and in general financing and commercial banking transactions with, and the provision of services to, the Company and its affiliates in the ordinary course of business and otherwise for which they have received, and will in the future receive, customary fees.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above under Item 1.01 of this report is hereby incorporated by reference into this Item 2.03.

Item 3.03 Material Modification to Rights of Security Holders.

In connection with the Depositary Shares Offering by the Company (as defined and described under Item 8.01 below), on May 15, 2017, the Company filed a Certificate of Amendment (the “Certificate of Amendment”) with the State of New Jersey Department of Treasury to establish the preferences, limitations and relative rights of its 6.125% Mandatory Convertible Preferred Stock, Series A, liquidation preference $1,000.00 per share, par value $1.00 per share (the “Mandatory Convertible Preferred Stock”). The Certificate of Amendment became effective upon filing.

Subject to certain exceptions, so long as any share of Mandatory Convertible Preferred Stock remains outstanding, no dividend or distribution will be declared or paid on the Common Stock (as defined below) or any other shares of junior stock; no dividend or distribution will be declared or paid on the Company’s parity stock; and no Common Stock, junior stock or parity stock will be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Company or any of its subsidiaries unless all accumulated and unpaid dividends for all past dividend periods on the Mandatory Convertible Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sufficient sum of cash and/or number of shares of Common Stock for the payment of such dividends has been set aside for the benefit of the holders of shares of the Mandatory Convertible Preferred Stock on the applicable regular record date).

Unless converted or redeemed earlier, each share of Mandatory Convertible Preferred Stock will convert automatically on the mandatory conversion date of May 1, 2020 (subject to postponement in certain cases), into between 4.7214 and 5.6657 shares of Common Stock, subject to customary anti-dilution adjustments. The number of shares of Common Stock issuable upon conversion will be determined based on the average volume weighted average price per share of Common Stock over the 20 consecutive trading day period commencing on, and including, the 22nd scheduled trading day prior to May 1, 2020.

In addition, upon the Company’s voluntary or involuntary liquidation, winding-up or dissolution, each holder of Mandatory Convertible Preferred Stock will be entitled to receive out of the Company’s assets available for distribution to its stockholders, subject to rights of its creditors, before any payment or distribution is made to holders of junior stock (including Common Stock), payment in full of the amount of $1,000 per share of the Mandatory Convertible Preferred Stock, plus an amount equal to any accumulated and unpaid dividends, whether or not declared, on such shares to (but not including) the date fixed for liquidation, dissolution or winding-up.

The foregoing description of the terms of the Mandatory Convertible Preferred Stock, including such restrictions, is qualified in its entirety by reference to the Certificate of Amendment, a copy of which is filed as Exhibit 3.1 hereto, and is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On May 15, 2017, the Company filed the Certificate of Amendment with the State of New Jersey Department of Treasury to establish the preferences, limitations and relative rights of the Mandatory Convertible Preferred Stock. The Certificate of Amendment became effective upon filing, and a copy is filed as Exhibit 3.1 hereto, and is incorporated herein by reference.

Item 8.01. Other Events.

Offering of Common Stock

On May 10, 2017, the Company entered into an underwriting agreement (the “Common Stock Underwriting Agreement”) with Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters listed in Schedule II thereto (the “Common Stock Underwriters”), pursuant to which the Company agreed to issue and sell to the Common Stock Underwriters in a registered public offering (the “Common Stock Offering”) an aggregate of 14,025,000 shares of the Company’s common stock, par value $1.00 per share (“Common Stock”), including 1,275,000 additional shares of Common Stock pursuant to the Common Stock Underwriters’ exercise of their option to purchase additional shares in full, at the public offering price, less the underwriting discount. The Common Stock Offering was made pursuant to a prospectus supplement to the Company’s automatic shelf registration statement on Form S-3ASR (File No. 333-206020) (the “Registration Statement”). The Common Stock Offering closed on May 16, 2017.

The foregoing description of the terms and conditions of the Common Stock Underwriting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Common Stock Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto, and is incorporated herein by reference.

Offering of Depositary Shares

On May 10, 2017, the Company entered into an underwriting agreement (the “Depositary Shares Underwriting Agreement”) with Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and MUFG Securities Americas Inc., as representatives of the several underwriters listed in Schedule II thereto (the “Depositary Share Underwriters”), pursuant to which the Company agreed to issue and sell , in a registered public offering (“Depositary Shares Offering”) to the Depositary Share Underwriters 49,500,000 depositary shares (the “Depositary Shares”), each representing a 1/20th interest in a share of the Company’s Mandatory Convertible Preferred Stock, including 4,5000,000 Depositary Shares pursuant to the Depositary Share Underwriters’ exercise of their option to purchase additional Depositary Shares in full to cover overallotments, at the public offering price, less the underwriting discount. The Depositary Shares Offering was made pursuant to a prospectus supplement to the Registration Statement.  The Depositary Shares Offering closed on May 16, 2017.

The foregoing description of the terms and conditions of the Depositary Shares Underwriting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Depositary Shares Underwriting Agreement, a copy of which is filed as Exhibit 1.2 hereto, and is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains certain estimates and other “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of Bard, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and Bard management and are not predictions of actual performance.

These statements are subject to a number of risks and uncertainties regarding BD and Bard’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, (i) the ability of the parties to successfully complete the proposed acquisition on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the acquisition, (ii) risks relating to the integration of Bard’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe, (iii) the outcome of any legal proceedings related to the proposed acquisition, (iv) access to available financing for the refinancing of BD’s or Bard’s debt on a timely basis and reasonable terms, (v) the ability to market and sell Bard’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances, (vi) the loss of key senior management or other associates; the anticipated demand for BD’s and Bard’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures, (vii) the impact of competition in the medical device industry, (viii) the risks of fluctuations in interest or foreign currency exchange rates, (ix) product liability claims, (x) difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches, (xi) risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships, (xii) successful compliance with governmental regulations applicable to BD, Bard and the combined company, (xiii) changes in regional, national or foreign economic conditions, (xiv) uncertainties of litigation, and (xv) other factors discussed in BD’s and Bard’s respective filings with the Securities Exchange Commission.

The forward-looking statements in this document speak only as of date of this document. BD and Bard undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S–4 that will constitute a prospectus of BD and include a proxy statement of Bard. BD and Bard also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and Bard with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or Bard at the following:

Becton, Dickinson and Company	C. R. Bard, Inc.
1 Becton Drive	730 Central Avenue
Franklin Lakes, New Jersey 07417	Murray Hill, 1 New Jersey 07974
Attn: Investor Relations	Attn: Investor Relations
1-(800)-284-6845	1-(800)-367-2273

PARTICIPANTS IN THE SOLICITATION

BD and Bard and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 15, 2016, for its 2017 Annual Meeting of Shareholders. Information about Bard’s directors and executive officers is available in Bard’s proxy statement dated March 15, 2017, for its 2017 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or Bard as indicated above.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
1.1
Underwriting Agreement, dated as of May 10, 2017, by and among Becton, Dickinson and Company and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters, with respect to the Common Stock Offering.

1.2
Underwriting Agreement, dated as of May 10, 2017, by and among Becton, Dickinson and Company and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and MUFG Securities Americas Inc., as representatives of the several underwriters, with respect to the Depositary Shares Offering.

3.1
Certificate of Amendment of the Company’s Restated Certificate of Incorporation, filed with the State of New Jersey Department of Treasury and effective May 15, 2017 (incorporated by reference to Exhibit 4.1 of the registrant’s registration statement on Form 8-A filed on May 16, 2017).

4.1
Form of Certificate for the 6.125% Mandatory Convertible Preferred Stock, Series A (incorporated by reference to Exhibit 4.2 of the registrant’s registration statement on Form 8-A filed on May 16, 2017).

4.2
Deposit Agreement, dated as of May 16, 2017, among Becton, Dickinson and Company and Computershare Inc. and Computershare Trust Company, N.A., acting jointly as depositary and Computershare Trust Company, N.A., acting as Registrar and Transfer Agent, on behalf of the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.3 of the registrant’s registration statement on Form 8-A filed on May 16, 2017).

4.3	Form of Depositary Receipt for the Depositary Shares (incorporated by reference to Exhibit 4.4 of the registrant’s registration statement on Form 8-A filed on May 16, 2017).

5.1	Opinion of Gary DeFazio, Senior Vice President, Corporate Secretary and Associate General Counsel of Becton, Dickinson and Company, relating to the Common Stock Offering.

5.2	Opinion of Gary DeFazio, Senior Vice President, Corporate Secretary and Associate General Counsel of Becton, Dickinson and Company, relating to the Depositary Shares Offering.

5.3	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1	Three-Year Term Loan Agreement, dated as of May 12, 2017, by and among Becton, Dickinson and Company, the lenders party thereto and Citibank, N.A., as administrative agent.

10.2	Credit Agreement, dated as of May 12, 2017, by and among Becton, Dickinson and Company, the banks and issuers of letters of credit party thereto and Citibank, N.A., as administrative agent.

23.1	Consent of Gary DeFazio, Senior Vice President, Corporate Secretary and Associate General Counsel of Becton, Dickinson and Company (included in Exhibit 5.1).

23.2	Consent of Gary DeFazio, Senior Vice President, Corporate Secretary and Associate General Counsel of Becton, Dickinson and Company (included in Exhibit 5.2).

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.3).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BECTON, DICKINSON AND COMPANY
(Registrant)

	By:	/s/ Gary DeFazio

	Name:	Gary DeFazio
	Title:	Senior Vice President, Corporate Secretary and Associate General Counsel

Date: May 16, 2017

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1
Underwriting Agreement, dated as of May 10, 2017, by and among Becton, Dickinson and Company and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters, with respect to the Common Stock Offering.

1.2
Underwriting Agreement, dated as of May 10, 2017, by and among Becton, Dickinson and Company and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and MUFG Securities Americas Inc., as representatives of the several underwriters, with respect to the Depositary Shares Offering.

3.1
Certificate of Amendment of the Company’s Restated Certificate of Incorporation, filed with the State of New Jersey Department of Treasury and effective May 15, 2017 (incorporated by reference to Exhibit 4.1 of the registrant’s registration statement on Form 8-A filed on May 16, 2017).

4.1
Form of Certificate for the 6.125% Mandatory Convertible Preferred Stock, Series A (incorporated by reference to Exhibit 4.2 of the registrant’s registration statement on Form 8-A filed on May 16, 2017).

4.2
Deposit Agreement, dated as of May 16, 2017, among Becton, Dickinson and Company and Computershare Inc. and Computershare Trust Company, N.A., as depositary, on behalf of all holders from time to time of the receipts issued thereunder (incorporated by reference to Exhibit 4.3 of the registrant’s registration statement on Form 8-A filed on May 16, 2017).

4.3	Form of Depositary Receipt for the Depositary Shares (incorporated by reference to Exhibit 4.4 of the registrant’s registration statement on Form 8-A filed on May 16, 2017).

5.1	Opinion of Gary DeFazio, Senior Vice President, Corporate Secretary and Associate General Counsel of Becton, Dickinson and Company, relating to the Common Stock Offering.

5.2	Opinion of Gary DeFazio, Senior Vice President, Corporate Secretary and Associate General Counsel of Becton, Dickinson and Company, relating to the Depositary Shares Offering.

5.3	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1	Three-Year Term Loan Agreement, dated as of May 12, 2017, by and among Becton, Dickinson and Company, the lenders party thereto and Citibank, N.A., as administrative agent.

10.2	Credit Agreement, dated as of May 12, 2017, by and among Becton, Dickinson and Company, the banks and issuers of letters of credit party thereto and Citibank, N.A., as administrative agent.

23.1	Consent of Gary DeFazio, Senior Vice President, Corporate Secretary and Associate General Counsel of Becton, Dickinson and Company (included in Exhibit 5.1).

23.2	Consent of Gary DeFazio, Senior Vice President, Corporate Secretary and Associate General Counsel of Becton, Dickinson and Company (included in Exhibit 5.2).

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.3).